Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JANUARY 3, 2013
TO THE PROSPECTUS DATED OCTOBER 1, 2012

This supplement No. 4 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2012;
•the status of our share repurchase plan;
•the recent share pricing information; and
•the retirement of mortgage loan payable on 4001 North Norfleet Road

Components of NAV
The following table provides a breakdown of the major components of our share price per share as of December 31, 2012:

Component of NAV	December 31, 2012
Real estate investments(1)	$25.10
Debt	(15.97)
Other assets and liabilities, net	1.00
Estimated enterprise value premium	None Assumed
NAV per share	$10.13

(1)	The value of our real estate investments was less than the historical cost by approximately 14.2% as of December 31, 2012.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2012:

	Commercial Office / Medical Office / Industrial	Retail	Apartment	Total Company
Exit capitalization rate	7.36%	7.43%	6.98%	7.30%
Discount rate/internal rate of return (IRR)	8.48	7.90	7.25	8.27
Annual market rent growth rate	3.24	3.08	3.00	3.09
Holding period (years)	10.00	10.00	10.00	10.00

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of December 31, 2012 of 0.25% would yield a decrease in our total real estate asset value of 1.80% and our NAV per share would have been $9.68.

Share Repurchase Plan Status

During the quarter ended December 31, 2012, no shares were repurchased pursuant to our share repurchase plan. Class A and Class M shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder; provided, however, that shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. None of the Class A or Class M shares outstanding on December 31, 2012 had been held for more than one year. Class E shares are not eligible for repurchase.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2012, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class E
December 3, 2012	$10.20	$10.21	$10.22
December 4, 2012	$10.21	$10.22	$10.22
December 5, 2012	$10.21	$10.22	$10.22
December 6, 2012	$10.21	$10.22	$10.23
December 7, 2012	$10.21	$10.22	$10.23
December 10, 2012	$10.21	$10.22	$10.23
December 11, 2012	$10.21	$10.22	$10.23
December 12, 2012	$10.21	$10.22	$10.23
December 13, 2012	$10.21	$10.22	$10.23
December 14, 2012	$10.21	$10.22	$10.23
December 17, 2012	$10.21	$10.22	$10.23
December 18, 2012	$10.21	$10.22	$10.23
December 19, 2012	$10.22	$10.23	$10.24
December 20, 2012	$10.21	$10.22	$10.23
December 21, 2012	$10.21	$10.22	$10.23
December 24, 2012	$10.21	$10.22	$10.23
December 26, 2012	$10.21	$10.22	$10.23
December 27, 2012	$10.21	$10.22	$10.23
December 28, 2012	$10.21	$10.22	$10.23
December 31, 2012	$10.12	$10.13	$10.14
Purchases and repurchases of shares of our Class A and Class M common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.

Our Class E shares are not being sold in connection with this offering.

Mortgage Loan Payable

On December 27, 2012, we retired the mortgage note payable on 4001 North Norfleet in advance of its March 1, 2013 maturity date. The outstanding balance on the mortgage note payable, including accrued interest, was approximately $24,088 which was funded with Company level cash. As a result we own the property free and clear of mortgage debt. This loan repayment was in keeping with our objectives to deleverage our portfolio.